NINTH AMENDMENT

                 TO THE AMENDED BY-LAWS OF WINTER SPORTS, INC.


Article II, Section 1, is hereby amended to read as follows:


     Section 1. Annual Meeting. The annual meeting of the shareholders of the Corporation shall be held at the principal office of the Corporation, Big Mountain, Whitefish, Montana, or at such other place within the Whitefish, Montana, area, as shall be designated by the Board of Directors from time to time.

     The meeting shall be held on the second Tuesday of October of each year at 5:45 p.m., or on such other date and at such other time as shall be designated by the Board of Directors from time to time. If the date fixed for the annual meeting shall be a legal holiday in the State of Montana, such meeting shall be held on the next succeeding business day. This meeting shall be for the election of directors and for the transaction of such other business as may properly come before the meeting. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be, subject to the notice provisions of the statutes of the State of Montana applicable thereto.

     Nominations for election to the Board of Directors may be made by the Board of Directors or by a Nominating Committee appointed by the Board of Directors for that purpose, or by any shareholder of common stock of the Corporation entitled to vote for the election of Directors. Nominations, other than those made by or on behalf of the Board of Directors, either by the Board of Directors or by the Nominating Committee appointed by the Board of Directors, shall be made in writing and shall be delivered or mailed to the President of the Corporation, not less than fifteen (15) days nor more than fifty (50) days prior to any meeting of shareholders called for the election of Directors; provided however, that if less than twenty (20) days' notice of the meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the Corporation not later than the close of business on the fifth day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of such nominee; (c) the name and resident address of the notifying shareholder, and (d) the number of shares of common stock of the Corporation owned by the notifying shareholder. Nominations not made in accordance herewith may, in his discretion, be disregarded by the Chairman of the meeting, and upon his instructions, the vote tellers may disregard all votes cast for each such nominee. This provision does not prohibit nor prevent write-in votes by stockholders entitled to vote at the election of directors for candidates of their choice.

     This amendment was adopted by the Board of Directors of Winter Sports, Inc. at a Director's meeting held the 29th day of August, 2000.


                              /s/ Sandra K. Unger, Secretary


Attest:

/s/ Michael J. Collins, President